UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Sumichrast, Martin A.
   6000 Fairview Road
   Suite 1410
   Charlotte, NC  28210
   USA
2. Issuer Name and Ticker or Trading Symbol
   Global Capital Partners, Inc.
   GCAP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/30/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, Chief Executive Officer and President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $0.|      |    | |                  |   |           |740,000            |I     |(1)                        |
05 per share               |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|10/02/|S   | |40,000(2)         |D  |$6.25      |200,000            |D     |                           |
05 per share               |00    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Options (Right t|$4.50   |     |    | |           |   |Immed|12/23|Common Stock|75,000 |(3)    |75,000      |D  |            |
o Buy)                |        |     |    | |           |   |.    |/08  |, $0.05 par |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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Class C Common Stock P|$7.00   |     |    | |           |   |Immed|2/19/|Common Stock|150,000|$0.25  |150,000     |D  |            |
urchase Warrants (Righ|        |     |    | |           |   |.    |03   |, $0.05 par |       |       |            |   |            |
t to Buy)             |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The securities are owned by Belle Holdings, Inc., a corporation of which Mr. Sumichrast is sole stockholder, director and officer.
(2) Of the $250,000 gross proceeds, $200,000 was paid to the Company to retire debt owned by Mr. Sumichrast to the Company.

(3) The options were granted on December 23, 1998 pursuant to an employee stock option plan, vested on December 31, 1999 and expire ten years from the date of
grant.
SIGNATURE OF REPORTING PERSON
/s/ Martin A. Sumichrast
DATE
November 10,  2000